O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4409

June 12, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Attention: Hugh Fuller

Dear Sirs:

RE:	EAGLE RIDGE VENTURES INC. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Original filed February 21, 2006; Amendment 1 filed April 14, 2006
	-	File Number 333-131972

We write on behalf of Eagle Ridge Ventures Inc. in response to your comment letter dated May 5, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

PROSPECTUS SUMMARY

1.	WE ARE UNABLE TO LOCATE ANY CHANGES IN RESPONSE TO COMMENT 4 OF OUR LETTER DATED MARCH 17, 2006.

When edgarizing Amendment No. 1 to the Registration Statement, the paragraph in question was mistakenly left in. The paragraph setting out the defined terms used in the prospectus has been deleted in the Amended SB-2.

RISKS RELATED TO THIS OFFERING, PAGE 6

2.

IF EAGLE RIDGE HAS ANY POLICIES THAT WOULD PROTECT THE PUBLIC SHAREHOLDERS FROM SUCH UNILATERAL ACTIONS AS DESCRIBED IN THE FIRST FACTOR, PLEASE DISCLOSE THOSE POLICIES. IF NOT, PLEASE DISCLOSE THE LACK OF SUCH POLICIES.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Hugh Fuller

In response to this comment, the Company has revised its disclosure under the applicable risk factor to include a statement that the Company does not have any policies protecting against unilateral actions taken by Mr. McAdam.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS, PAGE 12

3.

WE NOTE THAT YOUR ARTICLES OF INCORPORATION REFER TO A MR. DANIEL KRAMER. PLEASE ADVISE WHAT POSITION HE MAY HAVE HAD OR MAY STILL HAVE WITH EAGLE RIDGE. IF HE IS NO LONGER INVOLVED WITH EAGLE RIDGE, PLEASE ADVISE WHAT FUNCTION HE PERFORMED FOR THE COMPANY AND REMUNERATION HE MAY HAVE RECEIVED.

Daniel Kramer is the President of Val-U-Corp Services, Inc., a company that provides incorporation services in the State of Nevada. Mr. Kramer had no involvement with the Company other than as the incorporator of the Company. The Company paid Val-U-Corp their standard fees for incorporating a Nevada company.

SUPPLIERS OF RECLAIMED TEXTILES, PAGE 17

4.	PLEASE IDENTIFY ANY INDIVIDUAL SUPPLIER WHO PROVIDED MORE THAN 10% OF THE RECLAIMED TEXTILES THAT YOU SOLD IN THE PAST YEAR.

In response to this comment, the Company has revised its discussion to identify those suppliers who provide more than 10% of the reclaimed textiles purchased by the Company.

CUSTOMERS FOR RECLAIMED TEXTILES, PAGE 17

5.	SINCE THE TWO CUSTOMERS ACCOUNT FOR SUCH A MATERIAL AMOUNT OF YOUR BUSINESS, PLEASE IDENTIFY THEM IN THIS DISCUSSION AND SPECIFY THE AMOUNTS OF BUSINESS WITH EACH ONE IN THE PAST YEAR.

In response to this comment, the Company has revised its discussion to identify its two primary customers and the approximate percentage of the Company’s total sales attributable to each.

MANAGEMENT’S DISCUSSION AND ANALYSIS, PAGE 19

6.

PLEASE DISCLOSE AND ESTIMATE THE ANNUAL COSTS TO EAGLE RIDGE OF BEING A PUBLICLY-REPORTING COMPANY. SUCH ESTIMATE SHOULD INCLUDE THE COSTS OF COMPLIANCE WITH ALL APPLICABLE RULES AND REGULATIONS, INCLUDING SARBANES-OXLEY. PLEASE ALSO ADDRESS THE SOURCE OF FUNDING TO MEET THESE EXPECTED COSTS.

In response to this comment, the Company has revised its plan of operation to include the amounts it expects to spend on meeting its reporting obligations and included disclosure on the potential need for financing. Under the heading “Future Financings,” the Company has disclosed that it anticipates that future funding, if needed, will be acquired through the sale of shares of its common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 21

7.	PLEASE DISCLOSE HOW THE NET ASSET VALUE OF FRESHLY PRESSED WAS DETERMINED FOR THE PURPOSES OF SETTING THE PRICE FOR THE SALE TO EAGLE RIDGE AND BY WHOM THAT DETERMINATION WAS MADE.

The net asset value of Freshly Pressed was determined using the unaudited internal financial statements of Freshly Pressed. The disclosure under “Certain Relationships and Related Transactions” has been revised to include a statement to this effect.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Hugh Fuller

FINANCIAL STATEMENTS

NOTE 6 BUSINESS COMBINATION, PAGE F-10

8.	WE NOTE YOUR RESPONSE TO PREVIOUS COMMENT NO. 18. YOUR RESPONSE DOES NOT ADDRESS PARAGRAPH 11 OF SFAS 141. GIVEN THAT THE TRANSACTION INVOLVED IS WITH A RELATED PARTY IT WOULD APPEAR THAT THE TRANSACTION SHOULD NOT HAVE BEEN ACCOUNTED FOR AS A PURCHASE BUSINESS COMBINATION AS HAS BEEN DISCLOSED. PROVIDE US WITH EVIDENCE TO SUPPORT YOUR ACCOUNTING. SEE SFAS 141, APPENDIX D PARAGRAPHS 11 THROUGH 18.

In response to this comment, the Company has informed us that its audited financial statements for the period ended August 31, 2005 have been amended to account for the acquisition of Freshly Pressed as a transfer of shares between entities under common control in accordance with SFAS 141.

NOTES TO THE FINANCIAL STATEMENTS GENERAL

9.	WE NOTE YOUR RESPONSE TO PREVIOUS COMMENT NO. 19. TELL US WHY YOU HAVE NOT PROVIDED THIS INFORMATION WITHIN A FOOTNOTE TO THE AUDITED FINANCIAL STATEMENTS.

In response to this comment, the Company has informed us that its audited financial statements for the period ended August 31, 2005 have been amended by adding Note 9 to disclose the components of accounts payable and accrued liabilities at August 31, 2005.

FINANCIAL INFORMATION - GENERAL

10.	PROVIDE UPDATED FINANCIAL INFORMATION THROUGH THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2006 IN YOUR NEXT AMENDMENT AS REQUIRED BY RULE 310 OF REGULATION S-B.

As required by Item 310 of Regulation S-B, the Company has provided interim financial information for the period ended February 28, 2006 in the Amended SB-2.

ITEM 28. UNDERTAKINGS, PAGE 31

11.	PLEASE UPDATE YOUR UNDERTAKINGS TO THOSE SPECIFIED BY ITEM 512(g) OF REGULATION S-B

In response to this comment, the Company has provided the undertaking set out in Item 512(g)(2) of Regulation S-B in the Amended SB-2. The Company has not provided the undertaking in Item 512(g)(1) of Regulation S-B as the Company is not relying on Rule 430B promulgated under the Securities Act of 1933.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU
CIC/dml
Enclosures

cc:	Eagle Ridge Ventures, Inc.
Attn: Mr. Greg McAdam, President, Secretary and Treasurer